UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of August, 2005

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Director Declaration



Appointment of Glen Moreno as chairman of Pearson plc.

In accordance with LR 9.6.13, we now provide the following information on Mr Moreno.

(1) Details of all directorships held by Mr Moreno in any other publicly quoted companies at any time in the previous five years, indicating whether or not he is still a director;

Senior Non-Executive Director of Man Group plc (current)
Non-Executive Director of Fidelity International (current)
Trustee of Liechtenstein Global Trust (current)
Trustee of Prince of Liechtenstein Foundation (current)

(2) Any unspent convictions in relation to indictable offences;

None

(3) Details of any receiverships, compulsory liquidations, creditors, voluntary liquidations, administrations, company voluntary arrangements or any composition or arrangement with its creditors generally or any class of its creditors of any company where Mr Moreno was an executive director at the time of, or within the twelve months preceding, such events;

None

(4) Details of any compulsory liquidations, administrations or partnership voluntary arrangements of any partnerships where Mr Moreno was a partner at the time of, or within the twelve months preceding, such events;

None

(5) Details of receiverships of any assets of Mr Moreno or of a partnership of which Mr Moreno was a partner at the time of, or within the twelve months preceding, such event; and

None

(6) Details of any public criticisms of Mr Moreno by statutory or regulatory authorities (including designated professional bodies) and whether he has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct or the affairs of any company:

None

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 1 August, 2005

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary